

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

February 17, 2017

Kevin McCarthy
Chief Executive Officer
Kayne Anderson Acquisition Corp.
811 Main Street, 14th Floor
Houston, Texas 77002

      Re: **Kayne Anderson Acquisition Corp.**
                Draft Registration Statement on Form S-1
                Submitted January 25, 2017
                CIK No. 0001692787

Dear Mr. McCarthy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2.   We note your disclosure that you "cannot guarantee that [y]our securities will be approved for listing on NASDAQ." Please tell us whether you intend to know before this registration statement is effective whether the NASDAQ has approved your listing application. In this regard, we note that you discuss a number of conditions and

limitations by which you will be required to abide if you obtain and maintain such listing, such as the 80% limitation. Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

Prospectus Summary

Our Company, page 2

3. Please revise your prospectus to disclose the basis for your expectation that crude oil prices will be approximately $50-$60 per barrel during 2017. If the statement is based on management's belief, please say so and briefly describe the basis for this belief, or if based on independent source materials, please supplementally provide us with such materials marked to highlight the section relied upon.

Initial Business Combination, page 4

4. We note your option to pursue a business combination opportunity jointly with one or more entities affiliated with Kayne Anderson or one or more investors in funds or separate accounts managed by Kayne Anderson (an "Affiliated Joint Acquisition") and will do so to the extent "considered appropriate." Please discuss the factors you will consider in determining whether pursuit of an Affiliated Joint Acquisition is appropriate.

Founder Shares, page 11

5. Please clarify throughout your disclosure whether your officers and directors have agreed, in writing or otherwise, to vote shares in a particular way in the event they acquire shares in privately negotiated transactions or in the open market prior to your initial business combination.

Anticipated Expenses and Funding Sources, page 16

6. Please disclose here, as you do on page 61, that you do not expect that interest earned on the trust account will be sufficient to pay taxes.

Permitted Purchases of Public Shares by Our Affiliates, page 17

7. Please revise your disclosure to clarify that one purpose and effect of your initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to your initial business combination is to influence the vote necessary to approve such a transaction and that, if true, there is no limit on the number of shares they may purchase.

Manner of Conducting Redemptions, page 18

8.   Please disclose whether the $5,000,001 of net tangible assets is calculated before or after you pay your underwriters fees and commissions.

Risk Factors

NASDAQ may delist our securities from trading on its exchange. . ., page 31

9.   In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your NASDAQ listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

We may attempt to simultaneously complete business combinations. . ., page 51

10.   Please clarify here, as you do on page 82, that you do not intend to purchase multiple businesses in unrelated industries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 69

11.   We note your disclosure that you do not expect the interest earned on the amount in the trust to be sufficient to pay your taxes. Please disclose the source of funds that you expect to use to pay Delaware franchise taxes.

Initial Business Combination, page 76

12.   Please briefly elaborate on the circumstances that you believe would result in the board being unable to independently determine the fair market value of the target business or businesses such that you will obtain an opinion from an independent investment banking or accounting firm. In doing so, please consistently state whether you will obtain an opinion from an independent third party if you pursue an acquisition with an affiliate of Kayne Anderson or your initial stockholders and if you pursue an Affiliated Joint Acquisition of an unrelated third party.

Stockholder may not have the ability to approve our initial business combination, page 83

13.   Please provide us your analysis of how your ability to choose between seeking shareholder approval for a proposed business combination and conducting a tender offer would change if you were to satisfy the definition of a foreign private issuer. Also tell us about any other material changes to the disclosures in your prospectus if you were to satisfy the definition of a foreign private issuer.

Limitation on Redemption upon Completion of our Initial Business Combination . . ., page 86

14.   We note your disclosure that your initial shareholders, officers and directors have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of your initial business combination. Please clarify whether your affiliates are similarly restricted as public stockholders from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in this offering.

Tendering Stock Certificates in Connection with a Tender Offer…, page 87

15.   Please include disclosure in the summary section of this prospectus that public stockholders seeking to exercise their redemption rights may be required to tender their certificates or deliver their shares to perfect their redemption rights.

Election to remain an investor, page 95

16.   Please expand your disclosure in the "Terms of Our Offering" column to clarify the amount of time that you are required to give investors to consider whether to elect or redeem their shares.

Release of Funds, page 98

17.   Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to redeeming shareholders, or (2) the trustee will directly send the appropriate portion of the amount held in trust to the redeeming shareholder at the time of the business combination.

Management

Conflicts of Interest, page 105

18.   We note the chart summarizing the entities to which your executive officers, directors and director nominees currently have fiduciary duties or contractual obligations. Please revise the chart to indicate whether the relationship that each individual has to each entity is fiduciary or contractual and the priority and preference such entities have relative to your Company with respect to the performance of obligations and the presentation of business opportunities.

Private Placement Warrant, page 121

19.   Please tell us whether you believe that the Private Placement Warrants included in the unregistered offering will ever be tradable on the NASDAQ under the symbol for the Public Stockholders' Warrants you are registering for sale to the public in this

transaction, and, if so, how open market purchasers will know which type of warrant is being purchased.

Please contact Danilo Castelli, Attorney Adviser, at (202) 551-6521, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Stuart Neuhauser, Esq., Ellenoff Grossman & Schole, LLP